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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Oglebay Norton Company

(Name of Issuer)

Series A Convertible Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

677007502

(CUSIP Number)

January 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☑ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 677007502

1.	Name of Reporting Person: Schultze Master Fund, Ltd.		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. 98-0425156

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 1,083,920

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 1,083,920

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,083,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.8%

12.	Type of Reporting Person: OO

2

13G
CUSIP No. 677007502

1.	Name of Reporting Person: Schultze Asset Management, LLC		I.R.S. Identification Nos. of above persons (entities only): Tax I.D. 22-3563247

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 1,170,500

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 1,170,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,170,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.8%

12.	Type of Reporting Person: IA

3

13G
CUSIP No. 677007502

1.	Name of Reporting Person: George J. Schultze		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 1,170,500

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 1,170,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,170,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.8%

12.	Type of Reporting Person: IN

4

Item 1.

(a)	Name of Issuer:

Oglebay Norton Company

(b)	Address of Issuer’s Principal Executive Offices:

North Point Tower, 1001 Lakeside Avenue, 15th Floor, Cleveland Ohio 44114

Item 2.

Schultze Master Fund, Ltd.

(a)	Name of Persons Filing:

Schultze Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Caledonian Fund Svcs, Ltd., P.O. Box 1043 GT, Grand Cayman, Cayman Islands

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities:

Series A Convertible Preferred Stock, par value $0.01 per share

(e)	CUSIP Number:

677007502

Schultze Asset Management, LLC

(a)	Name of Persons Filing:

Schultze Asset Management, LLC

(b)	Address of Principal Business Office or, if none, Residence:

3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: Delaware

(d)	Title of Class of Securities:

Series A Convertible Preferred Stock, par value $0.01 per share

(e)	CUSIP Number:

677007502

George J. Schultze

(a)	Name of Persons Filing:

George J. Schultze

(b)	Address of Principal Business Office or, if none, Residence:

c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Series A Convertible Preferred Stock, par value $0.01 per share

(e)	CUSIP Number:

677007502

     Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the sole power to vote and dispose of the securities owned by the Managed Accounts.

     Schultze Master Fund, Ltd. is one of Schultze Asset Management, LLC’s Managed Accounts. George J. Schultze is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

     Both Schultze Asset Management, LLC and George J. Schultze disclaim beneficial ownership of such Series A Convertible Preferred Stock, $0.01 par value per share, (the “Convertible Preferred Stock”) except to the extent of their respective pecuniary interest in the Issuer’s Convertible Preferred Stock.

Item 3.

     Schultze Asset Management, LLC is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4. Ownership.

Schultze Master Fund, Ltd.

(a)	Amount beneficially owned: 1,083,920 shares.*(1)

(b)	Percent of class: 12.75%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,083,920 .

(iii)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,083,920 .

*	Pursuant to an investment management agreement, Schultze Master Fund, Ltd. has granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Convertible Preferred Stock.

Schultze Asset Management, LLC

(a)	Amount beneficially owned: 1,170,500 shares.*(1)

(b)	Percent of class: 13.77%.*

(c)	Number of shares as to which the person has:

(j)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,170,500 .

(iv)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,170,500 .

*	Pursuant to investment management agreements, various Managed Accounts have granted Schultze Asset Management, LLC the sole power to vote and dispose of the shares of the Convertible Preferred Stock.

George J. Schultze

(a)	Amount beneficially owned: 1,170,500 shares.*(1)

(b)	Percent of class: 13.77%.*

(c)	Number of shares as to which the person has:

(k)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,170,500 .

(v)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,170,500 .

*	George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC.

(1)	The shares of the Convertible Preferred Stock of the Issuer are convertible at the option of the holder into shares of Common Stock, par value $0.01 per share (the “Common Stock”), at an initial ratio of one share of Convertible Preferred Stock into one share of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.	Identification and Classification of Members of the Group.

     Not applicable.

Item 9.	Notice of Dissolution of a Group.

     Not applicable.

Item 10.	Certification.

     (a) This Schedule 13G is being filed by Schultze Asset Management, LLC pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) This Schedule 13G is being filed by Schultze Master Fund, Ltd. and George J. Schultze pursuant to Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2005

SCHULTZE MASTER FUND, LTD.

/s/George J. Schultze

Name:	George J. Schultze
Title:	Director

SCHULTE ASSET MANAGEMENT LLC

/s/George J. Schultze

Name:	George J. Schultze
Title:	Managing Member

/s/George J. Schultze

George J. Schultze

JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a statement on Schedule 13G (including any amendments thereto, the “Statement”) with respect to the Series A Convertible Preferred Stock, par value $0.01 per share of Oglebay Norton Company. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Statement on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

May 13, 2005

SCHULTZE MASTER FUND, LTD.

/s/George J. Schultze

	Name:	George J. Schultze
	Title:	Director

SCHULTE ASSET MANAGEMENT, LLC

/s/George J. Schultze

	Name:	George J. Schultze
	Title:	Managing Member

/s/George J. Schultze

George J. Schultze